Exhibit 2

June 9, 2005

Mr. William Ackman

Pershing Square Capital Management, L.P.

110 East 42nd Street, 18th Floor

New York, NY 10017

Dear Bill:

This letter confirms the understanding and agreement (“Agreement”) between The Blackstone Group L.P. (“Blackstone”) and Pershing Square Capital Management, L.P. (“Pershing Square”) acting as investment manager on behalf of Pershing Square, L.P.; Pershing Square II, L.P.; Pershing Square Investment II, L.P., and Pershing Square International, Ltd. (collectively the “Managed Funds”) regarding the retention of Blackstone and its affiliates, successors and assigns, as appropriate, by Pershing Square as its financial advisor for the purposes set forth herein.

Under this Agreement, Blackstone will provide financial advisory services to Pershing Square in connection with exploring strategic alternatives with respect to Pershing Square’s investment in Wendy’s International, Inc. (“Wendy’s” or the “Company”) (the “Engagement”), including assisting Pershing Square in connection with developing and pursuing proposals for alternative transactions that may enhance Wendy’s shareholder value through the sale, transfer, separation or other disposition, directly or indirectly, of all or a material portion of the business, assets or securities of the Company, whether by way of a merger, sale, consolidation, reorganization, extraordinary dividend, recapitalization, restructuring  (including, but not limited to any spin off, split off, or a sale of owned restaurant operations), tender offer, exchange offer, leveraged buyout, minority investment or partnership or any other extraordinary corporate transaction involving the Company in one transaction or in a series or combination of transactions (“Transaction”).

In connection with the Engagement, Blackstone agrees to provide the following services to Pershing Square on an exclusive basis:

(a)                      provide advisory services, including a general business and financial analysis, transaction feasibility analysis, and pricing analysis with respect to the Engagement and / or a possible Transaction;

(b)                     assist in the communications and negotiations with the Company’s Board of Directors, management, advisors, potential strategic and financial buyers, and the Company’s other shareholders to develop a general strategy with respect to the Engagement;

(c)                      assist Pershing Square in analyzing, structuring and, to the extent applicable, pursuing a possible Transaction; and

(d)                     provide other financial advisory services which may be customarily rendered in connection with the Engagement and any possible Transaction.

Pershing Square agrees to pay the following fees to Blackstone for its financial advisory services:

(1)          An Initial Fee of $500,000, payable in monthly cash installments of $50,000, beginning on the date of execution of this Agreement, for a total of ten months.  Such fee will be credited against any Value Enhancement Fee and Mark-to-Market Fee.

(2)          A Value Enhancement Fee, if one of the following events shall occur during the Cover Period (“Transaction Event”): (i) a Transaction is effectuated, or (ii) a definitive agreement or agreement in principle for a Transaction is executed or announced by Wendy’s. Such Value Enhancement Fee shall be calculated as:

Range of Wendy’s common stock price used in determining “Wendy’s Gains” (1)	Value Enhancement Fee

$45.00 - $54.99 per share	1.5% of Wendy’s Gains

$55.00 - $64.99 per share	1.5% of Wendy’s Gains for the first $10 of share price appreciation above $45 per share; plus 2.0% of Wendy’s Gains for the next $10 of share price appreciation above $55 per share

$65.00 per share or higher

1.5% of Wendy’s Gains for the first $10 of share price appreciation above $45 per share; plus 2.0% of Wendy’s Gains for the next $10 of share price appreciation above $55 per share; plus 2.5% of Wendy’s Gains for any appreciation of the share price above $65 per share

Such Value Enhancement Fee will be paid in cash by Pershing Square to Blackstone within 5 business days of Pershing Square’s realization for cash of its Wendy’s stock and option position according to the following schedule.

(1)     Such price shall be adjusted to reflect the value of any spun / split off entities or any extraordinary / special dividend.

Aggregate Percentage Sold of Pershing Square’s Holdings in its Wendy’s Stock and Option Position	Amount of Value Enhancement Fee Paid to Blackstone Within Five Days of Pershing Square’s Realization of its Wendy’s Stock and Option Position

0% – 49.9%	0% of Value Enhancement Fee

50.0% - 64.9%	25% of the aggregate Value Enhancement Fee for all of Pershing Square’s realizations of its Wendy’s stock and option positions to date

65.0% - 79.9%	42.5% of the aggregate Value Enhancement Fee for all of Pershing Square’s realizations of its Wendy’s stock and option positions to date less any Value Enhancement Fees previously paid to Blackstone

80.0% - 99.9%	60% of the aggregate Value Enhancement Fee for all of Pershing Square’s realizations of its Wendy’s stock and option positions to date less any Value Enhancement Fees previously paid to Blackstone

100%	100% of the aggregate Value Enhancement Fee for all of Pershing Square’s realizations of its Wendy’s stock and option positions to date less any Value Enhancement Fees previously paid to Blackstone

In the event that Pershing Square elects to retain all or a portion of its Wendy’s position until the end of the Covered Period, it will pay Blackstone (i) any remaining Value Enhancement Fee payable to Blackstone but not yet paid (based on the schedule above) at the end of the Covered Period plus (ii) a Mark-to-Market Fee as determined below.  For the avoidance of doubt, the fee payable to Blackstone will be based on the value achieved by Pershing Square on its entire Wendy’s position net of expenses.  For example, in the event that Pershing Square sells 60% of its stock and option position for a Wendy’s Gain of $1,000,000 and thus pays Blackstone $3,750 (calculated as $1,000,000 * 1.5% Value Enhancement Fee * 25.0% of aggregate Value Enhancement) before the end of the Covered Period and retains the balance of its stock and option position at the end of the Covered Period and the stock declines to a level such that Pershing Square has an unrealized Wendy’s loss of $1,000,000 on its remaining 40% stake, no incremental Value Enhancement Fee or Mark-to-Market fee will be owed to Blackstone.  The foregoing shall in no event require that any portion of a Value Enhancement Fee previously paid to Blackstone (based on the schedule above) be repaid by Blackstone to Pershing Square.

(4)          A Mark-to-Market Fee, in the event that a Transaction Event occurs and Pershing Square has not fully liquidated its direct or indirect beneficial ownership position in Wendy’s on the last day of the Covered Period.   The Mark-to-Market Fee will only be payable with respect to the unrealized portion of Pershing Square’s Wendy’s position.  The Mark-to-Market Fee will be paid by Pershing Square to Blackstone in cash no later than 5 business days after the last day of the Covered Period and will be calculated as follows:

Wendy’s common stock “Covered Period Ending Price” (1)	Mark-to-Market Fee

$45.00 - $54.99 per share	1.5% of the Ending Investment Gains

$55.00 - $64.99 per share

1.5% of the Ending Investment Gains for the first $10 of share price appreciation above $45 per share; plus 2.0% of Ending Investment Gains for the next $10 of share price appreciation above $55 per share

$65.00 per share or higher

1.5% of the Ending Investment Gains for the first $10 of share price appreciation above $45 per share; plus 2.0% of Ending Investment Gains for the next $10 of share price appreciation above $55 per share; plus 2.5% of Ending Investment Gains for any appreciation of the share price above $65 per share

(5)          In the event that no Transaction Event occurs and therefore no Value Enhancement Fee or Mark-to-Market Fee will be payable, a Termination Fee of $500,000 will be paid in cash at the end of the Covered Period if the weighted average price per share of (i) Pershing Square’s investment position in Wendy’s realized during the duration of the Covered Period and (ii) the unrealized portion of Pershing Square’s Wendy’s position at the Covered Period Ending Price is at least $50.00.  To the extent that there is a sale of call options or other derivative instruments, the average selling price of Pershing Square’s investment position shall be based upon the Wendy’s spot price realized by the selling dealer for the call options or other derivative instruments.

The term “Wendy’s Gains” means the aggregate sum of (i) the gain realized, or to be realized in the event of a tender or exchange offer that has been commenced or publicly announced prior to the end of the Covered Period, by Pershing Square upon the sale of

(1)     Such price shall be adjusted to reflect the value of any spun off or split off entities as well as any extraordinary / special dividend.

Wendy’s common stock currently held by it, as measured against $45.00 net of any documented and directly applicable out-of-pocket expenses paid by Pershing Square to third parties in connection with its investment in Wendy’s including the Blackstone fee, plus (ii) the net gain realized upon the sale of any currently held Wendy’s call options, as calculated as any increase in the value of the options as measured against the current value of such options as outlined in the attached Exhibit A, plus (iii) any net gain realized upon the sale of Wendy’s common stock, call options, or any other derivative instrument that allows for economic exposure to Wendy’s common stock, purchased after the date hereof, as measured against the cost of such securities or instruments, plus (iv) the gain by Pershing Square in any investment position of Pershing Square in any securities issued by the Company or its subsidiaries to Pershing Square as a shareholder of Wendy’s (e.g., issuance of Tim Hortons’ stock), plus (v) the value of any special, extraordinary or other dividend received by Pershing Square in its investment position in any securities issued by the Company or its subsidiaries.

In the definition of Wendy’s Gains, any reference to the sale of Wendy’s common stock, call options or derivative instruments shall include any short sales or synthetic sales achieved through the use of derivative instruments and shall be adjusted for any documented and directly applicable out-of-pocket expenses paid or to be paid by Pershing Square to third parties in connection with its investment in Wendy’s.

The term “Ending Investment Gains” shall refer to the unrealized gains in the market value(1) of Wendy’s common stock beneficially owned (either directly or indirectly through derivative instruments) by Pershing Square on the last day of the Covered Period, as measured against $45 per share.  Such market value will be based on the average price of Wendy’s common stock for the 30 trading days prior to the last day of the Covered Period (“Covered Period Ending Price”).

This Agreement does not contemplate every possible scenario with respect to Blackstone’s work on behalf of Pershing Square and the potential outcomes with respect to Pershing Square’s investment in Wendy’s.  In the event that the services required of and/or provided by Blackstone differ substantially from what has been contemplated in this Agreement, i.e., either substantially more or less work, advice, and/or Blackstone resources are required to achieve the desired outcome or the circumstances otherwise differ significantly from what is anticipated, then Blackstone and Pershing Square agree to work in good faith to adjust the fee so that it is fair for the services rendered and the circumstances presented.

Pershing Square’s ownership interest in Wendy’s as reflected in its Schedule 13D filing on April 18, 2005 consists of (a) 10,243,000 American-style call options to purchase Common Stock, all of which are immediately exercisable, and (b) 320,500 shares of Wendy’s common stock.

Blackstone and Pershing Square acknowledge that Pershing Square may acquire additional stock in / options of, or other security interests in (directly or indirectly) Wendy’s.  Any such increase

(1)     Note: Such market value shall be adjusted to reflect the value of any spun off or split off entities.

in Pershing Square’s investment position in Wendy’s would be treated in accordance with this Agreement. However, the base $45.00 price which is used to determine Blackstone fees with respect to those additionally acquired shares and options will be adjusted upward to the extent that the average spot price or share price of the newly acquired shares is in excess of $45.00.

In addition to the fees that may be payable to Blackstone under this Agreement, Pershing Square agrees to reimburse Blackstone, upon request made from time to time, for its reasonable documented and directly applicable out-of-pocket expenses incurred in connection with the services rendered by Blackstone hereunder (including, without limitation, travel and lodging, data, word processing, graphics and communication charges, research costs, courier services and fees, expenses and disbursements of any legal counsel retained by Blackstone, provided, however, that the fees, expenses and disbursements of legal counsel retained by Blackstone may not exceed $50,000 without Pershing Square’s approval)

In the event that Pershing Square or its management receives an inquiry concerning a potential Transaction, they will keep Blackstone reasonably informed of such inquiry, in order that Blackstone can assess such inquiry and assist Pershing Square in connection with such inquiry.

Pershing Square will furnish or cause to be furnished to Blackstone such information as appropriate to its assignment (all such information so furnished being the “Information”).  Pershing Square recognizes and confirms that Blackstone (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information, (c) is entitled to rely upon the Information without independent verification, and (d) will not make an appraisal of any assets in connection with its assignment.

Except as contemplated by the terms hereof or as required by applicable law or legal process, Blackstone shall keep confidential all material non-public information provided to it by or at the request of Pershing Square, and shall not disclose such information or the subject matter of this Agreement to any third party or to any of its employees or advisors except to those persons who have a need to know such information in connection with Blackstone’s performance of its responsibilities hereunder.

In the event that confidential information belonging to Pershing Square is stored electronically on Blackstone’s computer systems, Blackstone shall not be liable for any damages resulting from unauthorized access, misuse or alteration of such information by persons not acting on its behalf, provided that Blackstone exercises the same degree of care in protecting the confidentiality of, and in preventing unauthorized access to, Pershing Square information that it exercises with regard to its own most sensitive proprietary information.

Except as required by applicable law, any advice to be provided by Blackstone under this Agreement shall not be disclosed publicly or made available to third parties without the prior consent of Blackstone, which shall not be unreasonably withheld.  In addition, except as required by applicable law, Blackstone may not be publicly referred to by Pershing Square in any public filing, press release or any other disclosure without its prior consent, which shall not be unreasonably withheld.  Blackstone acknowledges that its retention by Pershing Square will be disclosed in a public filing, press release or other disclosure.  Consequently, Blackstone agrees to promptly respond to any of Pershing Square’s requests to refer to Blackstone in a public filing or similar disclosure or any such requests to disclose to third parties certain analyses that Blackstone may perform under this Agreement.  All services, advice and information and reports provided by Blackstone to Pershing Square in connection with this assignment shall be for the sole benefit of Pershing Square and shall not be relied upon by any other person.

In the event that Blackstone is requested or authorized by you or required by government regulation, subpoena, or other legal process to produce documents, or to make its current or former personnel available as witnesses at deposition or trial, arising as a result of or in connection with Blackstone’s engagement for Pershing Square, Pershing Square will pay Blackstone’s reasonable third-party legal fees and expenses in responding to such a request.  Nothing in this paragraph shall affect in any way Pershing Square’s obligations pursuant to the separate indemnification agreement attached hereto Pershing Square acknowledges and agrees that Blackstone has been retained to act solely as exclusive financial advisor to Pershing Square. In such capacity, Blackstone shall act as an independent contractor, and any duties of Blackstone arising out of its engagement pursuant to this Agreement shall be owed solely to Pershing Square. Because Blackstone will be acting on Pershing Square’s behalf in this capacity, it is customary for us to receive indemnification.  A copy of our standard form of indemnification agreement is attached to this Agreement as Attachment A.

Blackstone’s engagement hereunder may be terminated upon 10 days’ written notice without cause by Pershing Square; termination for cause by either party will occur forthwith.  Notwithstanding the foregoing, the provisions relating to the payment of fees accrued during the Covered Period and expenses accrued through the date of termination, provisions relating to confidentiality, the status of Blackstone as an independent contractor, the limitation on to whom Blackstone shall owe any duties and waivers of the right to trial by jury will survive any such termination, and any such termination shall not affect Pershing Square’s obligations under the indemnification agreement attached as Attachment A.  Upon termination of such agreement, Pershing Square agrees to pay Blackstone any outstanding payments, if any exist, with respect to the Initial Fee.  For purposes of this Agreement, the Covered Period shall mean the period between the execution of this Agreement and eighteen months after the date of termination hereof (“Covered Period”).

Pershing Square does not appear on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury, nor is it a prohibited party according to other U.S. government regulatory or enforcement agencies.

Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this letter agreement shall in any way limit the activities of Blackstone Group Holdings L.L.C. and its affiliates in their businesses distinct from the mergers and acquisitions advisory business of The Blackstone Group L.P., provided that the Information obtained by Blackstone pursuant to this Agreement is not made available to Representatives of Blackstone Group Holdings L.L.C. and its affiliates who are not involved in the mergers and acquisitions advisory business of The Blackstone Group L.P.

This Agreement (including the attached indemnification agreement) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect or impair such provision or the remaining provisions of this Agreement in any other respect, which will remain in full force and effect.  No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state.

The parties hereto agree that any action or proceeding based hereon or arising out of Blackstone’s engagement hereunder shall be brought and maintained exclusively in the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York.  The parties hereto irrevocably submit to the jurisdiction of the courts of the State of New York located in the City and County of New York and the United States District Court for the Southern District of New York and appellate courts from any thereof for the purpose of any action or proceeding based hereon or arising out of Blackstone’s engagement hereunder and irrevocably agree to be bound by any judgment rendered thereby in connection with such action or proceedings.  The parties hereto irrevocably waive, to the fullest extent permitted by law, any objection they may have or hereafter may have to the laying of venue of any such action or proceeding brought in any such court referred to above and any claim that such action or proceeding has been brought in an inconvenient forum and agree not to plead or claim the same.

The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of Pershing Square, Blackstone and any person entitled to be indemnified hereunder or under the indemnification agreement attached hereto as Attachment A.

Any rights to trial by jury with respect to any claim or proceeding related to, or arising out of, this Agreement, engagement or any transaction or conduct in connection herewith, is waived.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Blackstone the duplicate copy of this Agreement and the indemnification agreement attached hereto as Attachment A.

Very truly yours,

THE BLACKSTONE GROUP L.P.

By:	/s/ A.J. Agarwal
A.J. Agarwal
Senior Managing Director

Accepted and Agreed
to as of the date first
written above:

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.*

By:	/s/ William Ackman
William Ackman

Enclosure

*As Investment Manager on behalf of Pershing Square, L.P.; Pershing Square II, L.P.; Pershing Square Investment II, L.P.; and Pershing Square International, Ltd..

ATTACHMENT A

June 9, 2005

The Blackstone Group L.P.

345 Park Avenue

New York, NY  10154

INDEMNIFICATION AGREEMENT

Gentlemen:

This letter will confirm that we have engaged The Blackstone Group L.P. (“Blackstone”) to advise and assist Pershing Square, L.P.; Pershing Square II, L.P.; Pershing Square Investment II, L.P.; and Pershing Square International, Ltd. (collectively the “Managed Funds”) in connection with the matters referred to in our letter of agreement dated as of June 9, 2005 (the “Engagement Letter”).    In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and your and their respective partners (both general and limited), members, officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an “Indemnified Party”) from and against any losses, claims, damages, expenses and liabilities whatsoever, whether they be joint or several, related to, arising out of or in connection with the engagement (the “Engagement”) under the Engagement Letter and will reimburse each Indemnified Party for all expenses (including reasonable and documented fees, expenses and disbursements of counsel) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement or this agreement, whether or not pending or threatened, whether or not any Indemnified Party is a party, whether or not resulting in any liability and whether or not such action, claim, suit, investigation or proceeding is initiated or brought by us.  We will not, however, be liable under the foregoing indemnification provision for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined by a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of Blackstone.  We also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us or our owners, parents, affiliates, security holders or creditors for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Blackstone.

If the indemnification provided for in the preceding paragraph is for any reason (other than the bad faith, gross negligence or willful misconduct of Blackstone as provided above) unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Party hereunder, we shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (and expenses relating thereto) in such proportion as is appropriate to reflect not only the relative benefits received (or anticipated to be received) by you, on the one hand, and us, on the other hand, from the Engagement but also the relative fault of each of you and us, as well as any other relevant equitable considerations; provided, however, to the extent permitted by applicable law, in no event shall your aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by you under the Engagement Letter.  For the purposes of this agreement, the relative benefits to us and you of the Engagement shall be deemed to be in the same proportion as (a) the net investment gain paid or contemplated to be paid or received or contemplated to be received by us, our security holders and our creditors in the transaction or transactions that are subject to the Engagement, whether or not any such transaction is consummated, bears to (b) the fees paid or to be paid to Blackstone under the Engagement Letter (excluding any amounts paid as reimbursement of expenses).

Neither party to this agreement will, without the prior written consent of the other party (which consent will not be unreasonably withheld), settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (a “Judgment”), whether or not we or any Indemnified Party are an actual or potential party to such claim, action, suit or proceeding.  In the event that we seek to settle or compromise or consent to the entry of any Judgment, we agree that such settlement, compromise or consent (i) shall include an unconditional release of Blackstone and each other Indemnified Party hereunder from all liability arising out of such claim, action, suit or proceeding, (ii) shall not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of Blackstone or each other Indemnified Party, and (iii) shall not impose any continuing obligations or restrictions on Blackstone or each other Indemnified Party.

Promptly after receipt by an Indemnified Party of notice of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such person will notify us in writing of such complaint or of the commencement of such action or proceeding, but failure to so notify us will not relieve us from any liability which we may have hereunder or otherwise, except to the extent that such failure materially prejudices our rights.  If we so elect or are requested by such Indemnified Party, we will assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to Blackstone and the payment of the fees and disbursements of such counsel.

In the event, however, such Indemnified Party reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if we fail to assume the defense of the action or proceeding in a timely manner, then such Indemnified Party may employ separate counsel reasonably satisfactory to us to represent or defend it in any such

2

action or proceeding and we will pay the fees and disbursements of such counsel; provided, however, that we will not be required to pay the fees and disbursements of more than one separate counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding.  In any action or proceeding the defense of which we assume, the Indemnified Party will have the right to participate in such litigation and to retain its own counsel at such Indemnified Party’s own expense.

The foregoing reimbursement, indemnity and contribution obligations of ours under this agreement shall be in addition to any rights that an Indemnified Party may have at common law or otherwise, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of ours and such Indemnified Party.

The provisions of this agreement shall apply to the Engagement, as well as any additional engagement of Blackstone by us in connection with the matters which are the subject of the Engagement, and any modification of the Engagement or additional engagement and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

 This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts executed in and to be performed in that state.

Very truly yours,
PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.
on behalf of the Managed Funds set forth in the
first paragraph hereof.

By:	/s/ William A. Ackman
William Ackman

Accepted and Agreed
to as of the date first
written above:

THE BLACKSTONE GROUP L.P.

By:	/s/ A.J. Agarwal
A.J. Agarwal
Senior Managing Director

3